Exhibit 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TRIVASCULAR TECHNOLOGIES, INC. AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

TriVascular Technologies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of convertible preferred stock and stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of TriVascular Technologies, Inc. and its subsidiaries (“the Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 9, 2015

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Balance Sheets

(in thousands, except par value and share data)

	As of December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$32,896	$38,108
Short-term investments	46,084	—
Accounts receivable, net	6,565	4,741
Inventories, net	8,570	7,042
Prepaid expenses and other current assets	2,932	2,435

Total current assets	97,047	52,326
Property and equipment, net	1,248	1,505
Goodwill	8,259	8,259
Other intangible assets	1,182	1,182
Other assets	797	1,428

Total assets	$108,533	$64,700

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,862	$1,678
Accrued liabilities and other	8,465	6,129

Total current liabilities	10,327	7,807
Notes payable	55,004	44,288
Other long term liabilities	3,629	1,413

Total liabilities	68,960	53,508

Commitments and contingencies (Note 9)
Convertible preferred stock	—	239,990

Stockholders’ equity (deficit)
Preferred stock, $0.01 par value - 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2014	—	—
Common stock, $0.01 par value -100,000,000 shares authorized, 20,168,069 and 580,458 shares issued and outstanding at December 31, 2014 and 2013, respectively	202	6
Additional paid-in capital	335,445	9,551
Accumulated other comprehensive (loss) income	(180)	166
Accumulated deficit	(295,894)	(238,521)

Total stockholders’ equity (deficit)	39,573	(228,798)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$108,533	$64,700

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2014	2013	2012
	(in thousands, except share and per share data)
Revenue	$31,798	$19,508	$5,398
Cost of goods sold	13,820	11,708	8,948

Gross profit	17,978	7,800	(3,550)

Operating expenses:
Sales, general and administrative	52,435	38,401	18,720
Research and development	15,544	13,294	12,156

Total operating expenses	67,979	51,695	30,876

Loss from operations	(50,001)	(43,895)	(34,426)
Other income (expense):
Loss on extinguishment of senior notes	—	—	(3,081)
Interest expense	(7,652)	(6,386)	(4,306)
Interest income and other income (expense), net	592	172	(1,324)

Loss before income tax expense	(57,061)	(50,109)	(43,137)
Provision for income tax	312	199	175

Net loss	$(57,373)	$(50,308)	$(43,312)

Other comprehensive (loss) income:
Change in foreign currency translation adjustment	(336)	103	128
Change in unrealized (loss) gain on short-term investments	(10)	—	1

Other comprehensive (loss) income	(346)	103	129

Comprehensive loss	$(57,719)	$(50,205)	$(43,183)

Net loss per share, basic and diluted	$(3.95)	$(87.42)	$(101.97)

Weighted average shares used to compute net loss per share, basic and diluted	14,519,396	575,482	424,743

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share and per share data)

					Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Convertible
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
	(in thousands, expect share and per share data)
Balances at January 1, 2012	136,298,168	$140,122	359,225	$4	$6,236	$(66)	$(144,901)	$(138,727)
Issuance of Series D convertible preferred stock at $0.3896 per share for cash in June and October 2012, net of issuance costs of $201	154,465,052	59,978	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	213,659	2	562	—	—	564
Issuance of common stock warrants in connection with term loan	—	—	—	—	499	—	—	499
Vesting of early exercised common stock	—	—	—	—	18	—	—	18
Stock-based compensation expense	—	—	—	—	1,005	—	—	1,005
Net loss	—	—	—	—	—	—	(43,312)	(43,312)
Change in foreign currency translation adjustment	—	—	—	—	—	128	—	128
Change in unrealized gain on investments	—	—	—	—	—	1	—	1

Balances at December 31, 2012	290,763,220	$200,100	572,884	$6	$8,320	$63	$(188,213)	$(179,824)

Issuance of Series E convertible preferred stock at $0.3896 per share for cash in November 2013, net of issuance costs of $110	102,669,404	39,890	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options			7,574	—	56	—	—	56
Vesting of early exercised common stock	—	—	—	—	5	—	—	5
Stock-based compensation expense	—	—	—	—	1,170	—	—	1,170
Net loss	—	—	—	—	—	—	(50,308)	(50,308)
Change in foreign currency translation adjustment	—	—	—	—	—	103	—	103

Balances at December 31, 2013	393,432,624	$239,990	580,458	$6	$9,551	$166	$(238,521)	$(228,798)

Issuance of common stock upon exercise of stock options	—	—	643,130	6	1,582	—	—	1,588
Issuance of common stock in IPO, net of underwriter’s discount and offering costs	—	—	7,475,000	75	81,112	—	—	81,187

Conversion of preferred stock in connection with IPO	(393,432,624)	(239,990)	11,601,860	116	239,874	—	—	239,990
Conversion of preferred stock warrants into common stock warrants in connection with IPO	—	—	—	—	647	—	—	647
Unvested portion of early exercised stock options	—	—	(354,458)	(3)	(859)			(862)
Vesting of early exercised common stock	—	—	139,853	1	340	—	—	341
Employee stock purchase plan	—	—	82,226	1	838			839
Stock-based compensation expense	—	—	—	—	2,360	—	—	2,360
Net loss	—	—	—	—	—	—	(57,373)	(57,373)
Change in foreign currency translation adjustment						(336)		(336)
Change in unrealized loss on investments	—	—	—	—	—	(10)	—	(10)

Balances at December 31, 2014	—	$—	20,168,069	$202	$335,445	$(180)	$(295,894)	$39,573

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31,
	2014	2013	2012
Cash flows from operating activities
Net loss	$(57,373)	$(50,308)	$(43,312)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	526	1,000	1,487
Amortization of premium on short-term investments, net	34	—	4
Amortization of debt issuance costs and debt discount	675	444	1,163
Provision for excess and obsolete inventory	882	128	1,797
Provision for bad debts	72	—	—
Changes in fair value of warrants	(633)	(144)	1,151
Loss on extinguishment of senior notes	—	—	3,081
Amortization of intangibles acquired in business combination	—	35	142
Stock-based compensation expense	2,620	1,291	1,056
Non-cash interest expense on notes payable	1,932	1,211	525
Changes in assets and liabilities
Accounts receivable	(2,143)	(3,033)	113
Inventories	(2,410)	892	(717)
Prepaid expenses and other current assets	(65)	(1,248)	(471)
Accounts payable	184	462	216
Accrued liabilities and other	2,117	2,354	(192)

Net cash used in operating activities	(53,582)	(46,916)	(33,957)

Cash flows from investing activities
Purchase of short-term investments	(46,128)	—	—
Proceeds from sales of short-term investments	—	—	869
Proceeds from maturity of short-term investments	—	—	136
Purchase of property and equipment	(273)	(221)	(175)
Proceeds from notes receivable from related parties	—	13	21

Net cash provided by (used in) investing activities	(46,401)	(208)	851

Cash flows from financing activities
Proceeds from initial public offering, net	81,305	—	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	39,890	48,650
Proceeds from bridge notes	—	—	11,161
Extinguishment of notes payable	(4,599)	—	(24,055)
Proceeds from notes payable, net of issuance costs	15,723	—	38,947
Payments for deferred offering costs	—	(118)	—
Proceeds from issuance of common stock	2,427	59	564

Net cash provided by financing activities	94,856	39,831	75,267

Effects of exchange rate changes on cash and cash equivalents	(85)	8	(9)

Net increase (decrease) in cash and cash equivalents	(5,212)	(7,285)	42,152
Cash and cash equivalents
Beginning of year	38,108	45,393	3,241

End of year	$32,896	$38,108	$45,393

Supplemental cash flow information
Interest paid on notes payable	$5,045	$4,720	$1,466
Cash paid for income taxes	226	168	332
Significant non cash transactions
Conversion of convertible preferred stock into common stock	239,990	—	—
Unpaid deferred offering costs	—	602	—
Conversion of convertible preferred stock warrants into common stock warrants	647	—	—
Increase in deferred revenue related to distributor agreement	3,017	—	—
Unvested portion of early exercised stock options	862	—	—
Vesting of early exercised stock options	341	5	18
Issuance of common and preferred stock warrants	—	—	478
Change in unrealized (loss) gain on short-term investments	(10)	—	1
Conversion of bridge notes and accrued interest into Series D preferred stock	—	—	11,328

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

TriVascular Technologies, Inc. (the “Company”) was incorporated in the state of Delaware in July 2007 and began operations on March 28, 2008. The Company is a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms (“AAA”). The Ovation System, the Company’s solution for the treatment of AAA through minimally invasive endovascular aortic repair (“EVAR”) is a new stent graft platform, providing an innovative and effective alternative to conventional devices. It is designed specifically to address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR. The Company received CE Mark clearance in August 2010 and began commercial sales of its Ovation System in Europe in September 2010. In October 2012, the Company received approval from the U.S. Food and Drug Administration (the “FDA”) for the Ovation System for the treatment of AAA and began commercial sales in the United States in November 2012.

As a medical device company with little commercial operating history, the Company is subject to all of the risks and expenses associated with a growing company. The Company must, among other things, respond to competitive developments, attract, retain and motivate qualified personnel, and support the expense of developing and marketing new products based on innovative technology.

In the course of its development activities, the Company has sustained significant operating losses. Even if development and marketing efforts are successful, substantial time may pass before significant revenues will be realized, and during this period, the Company will require additional funds, the availability of which cannot be reasonably assured. From inception through December 31, 2014, the Company had an accumulated deficit of $295.9 million and had been unable to generate positive cash flow from operations. The Company has been able to fund its operations to date through the sale of convertible preferred stock, its initial public offering (“IPO”) and debt financing. The Company’s management plans to expand commercial activities to grow revenues, manage expenses and obtain additional funds through the issuance of stock and additional debt. There can be no assurances that, in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

On April 22, 2014, the Company completed its IPO of 7,475,000 shares of common stock, which included the exercise in full by the underwriters in the offering of their option to purchase 975,000 additional shares of common stock, at an offering price of $12.00 per share. The Company received net proceeds of approximately $81.1 million, after deducting underwriting discounts and commissions and offering expenses. In connection with the IPO, the Company’s outstanding shares of convertible preferred stock were automatically converted into 11,601,860 shares of common stock and warrants exercisable for convertible preferred stock were automatically converted into warrants exercisable for 192,472 shares of common stock, resulting in the reclassification of the related redeemable convertible preferred stock warrant liability of $0.6 million to additional paid-in capital.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Segment Information

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

	Years ended December 31,
	2014	2013	2012
United States (U.S.)	$21,522	$10,623	$197
International	10,276	8,885	5,201

Total	$31,798	$19,508	$5,398

The following table summarizes countries with revenues accounting for more than 10% of the total:

	Years ended December 31,
	2014		2013	2012
Germany	—	*	12%	34%
Italy	—	*	12%	28%
U.S.	68%		54%	— *

*	Amounts represent revenues accounting for less than 10%

Long-lived assets and operating income outside the U.S. are not material; therefore disclosures have been limited to revenue.

Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposit accounts and institutional money market funds held in U.S. and foreign banks. Cash equivalents consists of highly liquid investment securities with original maturities at the date of purchase of three months or less and can be exchanged for a known amount of cash to be cash equivalents.

Investments

At December 31, 2014, the Company’s investments consisted of investments, with maturities of longer than 90 days but less than a year based on expected maturity dates. They are classified as available for sale as the Company can liquidate their securities as needed, and changes in fair value between accounting periods are included in accumulated other comprehensive (loss) income on the balance sheet until the securities are sold. Discounts or premiums are amortized to interest income and other income (expense) net using the interest method.

Accounts Receivable

Trade accounts receivable are recorded at the invoice amount and do not include interest. The Company regularly reviews accounts for collectability and establishes an allowance for probable credit losses and writes off uncollectible accounts as necessary. The Company recorded an allowance for doubtful accounts of $72,000 and $0 at December 31, 2014 and 2013.

Inventories

The Company values inventory at the lower of cost to purchase or manufacture the inventory or the market value for such inventory. Cost is determined using the standard cost method which approximates the first-in first-out method. The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and investments. The majority of the Company’s cash is held by one financial institution in the United States in excess of federally insured limits. The Company held cash in foreign banks of approximately $0.9 million and $0.8 million at December 31, 2014 and 2013, respectively, which was not federally insured. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Prior to 2013, the majority of the Company’s revenues had been derived from sales of its products in international markets, principally Europe. In most international markets in which the Company participates, the Company uses distributors to sell its products. The Company performs ongoing credit evaluation of its distributors, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.

As of December 31, 2014 and 2013, one customer accounted for 16.9% and 18% of the Company’s accounts receivable, respectively.

The Company’s products require approval from the FDA and certain international regulatory agencies prior to commencing commercial sales. There can be no assurance that the Company’s future products will receive all of these required approvals. If the Company is denied such approvals or such approvals are delayed, it may have a material adverse impact on the Company’s results of operations, financial position and liquidity.

The Company is subject to risks common to early-stage medical device companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

The Company currently conducts all of its manufacturing, development and management activities at a single location in Santa Rosa, California, near known earthquake fault zones. The Company’s finished goods inventory is maintained in its Santa Rosa location and its third-party European distribution center in Belgium.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The depreciation and amortization periods for the Company’s property and equipment are as follows:

Equipment and software	3 years
Laboratory machinery and equipment	3–5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the lesser of their useful lives or the remaining life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operations in the period realized. Cost of maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.

Goodwill and Indefinite Lived Intangible Assets

On March 28, 2008, the Company acquired Boston Scientific Santa Rosa, or BSSR, (formerly known as TriVascular, Inc.), a business unit of Boston Scientific Corporation, a publically held global manufacturer of medical devices. Pursuant to the terms of the Stock Purchase Agreement, the Company purchased BSSR, for approximately $38.0 million, resulting in goodwill of $8.3 million, which is the excess of the purchase price over the identifiable tangible and intangible assets. The goodwill is not deductible for tax purposes.

The Company classifies goodwill and intangible assets into three categories: (1) goodwill; (2) intangible assets with indefinite lives not subject to amortization; and (3) intangible assets with definite lives subject to amortization.

Goodwill and intangible assets with indefinite lives are not amortized. The Company assesses goodwill and intangible assets with indefinite lives for impairment on an annual basis in the fourth quarter of each year or more frequently if indicators of impairment exist. For the purpose of testing goodwill for impairment, the Company has determined that it has one reporting unit.

The goodwill impairment assessment involves a two-step process. We first assess the book value and fair value of the Company to determine if an impairment of goodwill exists by reporting unit. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves comparing the aggregate fair value of the reporting unit’s net assets, other than goodwill, to the fair value of the reporting unit as a whole. Goodwill is considered impaired, and an impairment charge is recorded, if the excess of the fair value of the reporting unit over the fair value of the net assets is less than the carrying value of goodwill. This evaluation requires use of internal business plans that are based on management’s judgments regarding future economic conditions, product demand and pricing, costs, inflation rates and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance. There was no impairment of goodwill identified through December 31, 2014.

The fair value measurement of purchased intangible assets with indefinite lives involves the estimation of the fair value which is based on management assumptions about expected future cash flows, discount rates, growth rates, estimated costs and other factors which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the indefinite live intangible asset exceeds management’s estimate of fair value, the asset is impaired, and the Company is required to record an impairment charge which would negatively impact its operating results. There was no impairment of intangible assets with indefinite lives identified through December 31, 2014.

Impairment of Long-Lived Assets

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of five years. Long-lived assets, including intangible assets, with definite lives and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such conditions may include an economic downturn or a change in the assessment of future operations. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset (or asset group) and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the amount that the carrying value of the asset (or asset group) exceeds its fair value. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported as a separate caption at the lower of the carrying amount or fair value less costs to sell. There were no impairment charges, or changes in estimated useful lives recorded through December 31, 2014.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the IPO, are capitalized. The deferred offering costs were offset against the Company’s IPO proceeds upon the closing of the offering in April 2014. There was $0.7 million of deferred offering costs capitalized as of December 31, 2013 in other assets on the consolidated balance sheets.

Convertible Preferred Stock Warrant Liability

Freestanding warrants related to convertible preferred stock shares that are contingently redeemable are classified as a liability on the Company’s accompanying consolidated balance sheet. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of interest income and other income (expense), net. The Company continued to adjust the liability for changes in fair value until the completion of its IPO, at which time all redeemable convertible preferred stock warrants converted into warrants to purchase common stock and the liability was reclassified to additional paid-in capital.

Revenue

The Company recognizes revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the sales price is fixed or determinable;

•	collection is reasonably assured; and

•	delivery has occurred or services have been rendered.

For sales directly to hospitals or medical facilities, the Company recognizes revenue upon completion of a procedure, which is when the product is implanted in a patient, and a valid purchase order has been received. For distributor sales, the Company recognizes revenue at the time of shipment of product, as this represents the point that the customer has taken ownership and assumed risk of loss. The Company does not offer rights of return or price protection and has no post-delivery obligations.

Product Returns

The Company offers rights of exchange to distributors in limited circumstances for products with a short shelf life at the time of shipment. The allowance for sales returns is based on historical returned quantities as compared to Ovation shipments. The return rate is then applied to the sales for the current period to establish a reserve at the end of the period. The return rates used are adjusted for known or expected changes in the marketplace when appropriate. The Company’s allowance for product returns was $0.1 million and $0 million at December 31, 2014 and 2013, respectively. Actual product returns have not differed materially from the amounts reserved.

Medical Device Excise Tax

In accordance with the Patient Protection and Affordable Care Act, effective January 1, 2013, the Company began to incur a 2.3% excise tax on sales of medical devices in the U.S. The medical device excise tax is included in operating expenses in the consolidated statements of comprehensive loss for fiscal year 2014 and 2013.

Research and Development Costs

Research and development, or R&D, costs, including new product development, regulatory compliance and clinical research, are charged to operations as incurred in the consolidated statements of comprehensive loss. Such costs include personnel-related costs, including stock-based compensation, supplies, services, depreciation, allocated facilities and information services, clinical trial and related clinical manufacturing expenses, fees paid to clinical research organizations and investigative sites and other indirect costs.

Advertising

All advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the consolidated statements of comprehensive loss.

Shipping and Handling

Shipping costs incurred are included in cost of goods sold in the consolidated statements of comprehensive loss.

Income Taxes

The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Other Comprehensive (Loss) Income

Other comprehensive (loss) income represents all changes in stockholders’ equity (deficit) except those resulting from investments or contributions by stockholders. The Company’s other comprehensive (loss) income consists of its net loss and changes in accumulated other comprehensive (loss) income, which represents unrealized (losses) gains on investments and foreign currency translation adjustments.

Currency Translation

The Euro is the functional currency of the Company’s wholly owned subsidiaries in Italy and Germany and the Swiss Franc is the functional currency of the Company’s wholly-owned subsidiary in Switzerland. Accordingly, the assets and liabilities of these subsidiaries are translated into United States dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into United States dollars using historical rates. Revenues and expenses are translated using the average exchanges rates in effect when the transactions occur. Foreign currency translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ deficit, on the consolidated balance sheets. Foreign exchange transaction gains and losses have not been material to the Company’s consolidated financial statements for all periods presented.

Stock-Based Compensation

The Company’s determination of the fair value of stock options on the date of grant and shares to be issued to employees under the Employee Stock Purchase Plan (“ESPP”) utilizes the Black-Scholes option-pricing model, and is impacted by its common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected common stock price volatility, expected term, risk-free interest rates and expected dividends. For restricted stock unit (“RSU”) awards, the fair value is determined based on the closing price on the NASDAQ Global Select Market on the date of the award.

The fair value is recognized over the period during which services are rendered, known as the requisite service period on a straight-line basis for awards that vest based on service conditions. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

Cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are classified as cash flows from financing activities in the consolidated statements of cash flows; however there were no cash flow impacts from excess tax benefits during the years ended December 31, 2014, 2013 or 2012.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. For valuations of all equity awards utilizing the Black-Scholes option-pricing model to date, the Company estimated the expected term and the volatility data based on a study of publicly traded industry peer companies and the Company’s actual experience since the IPO. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares that were outstanding for the period, without consideration for potential common shares. Prior to April 22, 2014, the Company had convertible preferred stock, all of which converted into common stock at the closing of the IPO. Because the holders of the Company’s convertible preferred stock and its restricted common shares were entitled to participate in dividends and earnings of the Company when dividends are paid on common stock, the Company applies the two-class method in calculating its earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the convertible preferred stock and restricted common stock were not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted-average number of dilutive potential common shares outstanding for the period determined using the treasury-stock method or the as-converted method. Potentially dilutive shares are comprised of convertible preferred stock, convertible preferred stock and common stock warrants, shares purchased with nonrecourse loans and options outstanding under the Company’s equity incentive plans. Purchase rights granted pursuant to the Company’s ESPP are excluded from the basic net loss per share calculation because the employee’s participation in the ESPP is revocable, and such rights will not be included until the shares subject to the purchase rights are purchased by the employee. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss and potentially dilutive shares being anti-dilutive.

The following equity shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (shares for the convertible preferred stock and convertible preferred stock warrants were determined based on the shares outstanding and applicable conversion ratios as of the end of the year):

	Years ended December 31,
	2014	2013	2012
Convertible preferred stock	—	11,601,860	9,071,203
Employee stock options	2,132,937	2,113,175	1,384,102
RSUs	6,500	—	—
Convertible preferred stock warrants	—	192,472	192,472
Common stock warrants	401,892	426,878	426,878

Total	2,541,329	14,334,385	11,074,655

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) No. 2014-09. ASU 2014-09 provided guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company in the first quarter of 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Other amendments to GAAP have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

4. Fair Value Measurements

The carrying amount of certain financial instruments, including accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3	Inputs that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2014 by level within the fair value hierarchy (in thousands):

	Assets or Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents (1)	$—	$16,679	$—	$16,679
Corporate debt securities	—	31,330	—	31,330
U.S. Treasury securities	—	4,953	—	4,953
Asset-backed securities	—	9,801	—	9,801

Total	$—	$62,763	$—	$62,763

(1)	Cash equivalents included money market funds and corporate debt securities with a maturity of three months or less from the date of purchase.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2013 by level within the fair value hierarchy (in thousands):

	Assets or Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Series C convertible preferred stock warrant liability	$—	$—	$72	$72
Series D convertible preferred stock warrant liability	—	—	1,208	1,208

Total	$—	$—	$1,280	$1,280

Based upon Level 2 inputs and the borrowing rates currently available for loans with similar terms, the Company believes that the fair value of its notes payable approximates its carrying value. The fair value of the Company’s Series C and D convertible preferred stock warrant liabilities (described in Notes 10 and 12 below) were based on Level 3 inputs. The Company valued the Series C convertible preferred stock warrant liabilities and the Series D convertible preferred stock warrant liabilities using the Black-Scholes model as well as the residual value approach as described in Note 12.

The table below presents the activity of Level 3 liabilities during the periods indicated (in thousands):

	December 31,
	2014	2013
Warrant liabilities balance at the beginning of the period	$1,280	$1,424
Change in fair value of warrant liabilities	(633)	(144)
Transfer of warrant liabilities to additional paid-in capital	(647)	—

Warrant liabilities balance at the end of the period	$—	$1,280

5. Balance Sheet Components

Short-term Investments

Short-term investments consisted of the following at December 31, 2014 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate debt securities	$31,333	$—	$(3)	$31,330
U.S. Treasury securities	4,956	—	(3)	4,953
Asset-backed securities	9,805	—	(4)	9,801

Total	$46,094	$—	$(10)	$46,084

All investments have a maturity of less than one year. Management reviewed the short-term investments as of December 31, 2014 and concluded that there are no securities with other than temporary impairments in its investment portfolio. The Company will not likely be required to sell the investments before recovery of their amortized cost basis at the expected maturity.

Inventories

Inventories consisted of the following (in thousands):

	December 31,
	2014	2013
Raw material	$3,731	$2,394
Work-in-process and sub-assemblies	2,422	1,951
Finished goods	2,417	2,697

Total	$8,570	$7,042

Property and equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2014	2013
Laboratory, machinery and equipment	$7,129	$7,024
Equipment and software	2,261	2,150
Leasehold improvements	5,657	5,657
Furniture and fixtures	321	317

	15,368	15,148
Less: Accumulated depreciation and amortization	(14,120)	(13,643)

Total	$1,248	$1,505

Depreciation and amortization expense related to property and equipment amounted to $0.5 million, $1.0 million and $1.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Accrued liabilities and other

Accrued liabilities and other consisted of the following (in thousands):

	December 31,
	2014	2013
Accrued compensation and related expenses	$6,639	$4,263
Other accrued expenses	1,826	1,866

Total	$8,465	$6,129

6. Goodwill and Intangible Assets

The goodwill and indefinite-lived intangible assets on the consolidated balance sheets were $8.3million and $1.2 million, respectively, for all periods presented. Amortization expense for the years ended December 31, 2014 and 2013 amounted to $0 and $35,000, respectively.

7. Related Party Transactions

In April 2010, the Company loaned $150,000 with an annual interest rate of 2.7% to an executive officer. The loan required annual principal payments in the amount of $37,500. The outstanding balance on the loan was $0, and $37,500 at December 31, 2014 and, 2013, respectively. The amount was included in other assets on the accompanying consolidated balance sheet at December 31, 2013.

In January 2011, the Company entered into a loan agreement with an executive officer in the amount of $705,000 for the exercise of 49,642 stock options. The terms of the note included an annual rate of 1.95% with annual compounding based on a 360 day year, and annual interest only payments beginning in 2012. On January 1, 2013, the interest rate was decreased to 0.87% per annum, with all other terms and provisions the same. The first scheduled interest payment on the note in the amount of $14,000 was converted into principal in February 2012. The note was collateralized by the underlying stock and was 75% nonrecourse. For accounting purposes, the note was accounted for as nonrecourse in its entirety and was considered as a stock option as the substance was similar to the grant of an option. Accordingly, the note and underlying stock were not reflected in the accompanying consolidated financial statements, though it was presented as a stock option in Note 13, Equity Incentive Plan. At December 31, 2014 and 2013, the consolidated balance sheets reflect $0, and $13,000, respectively in accrued interest receivable recorded within other assets. Principal payments in the amount of $10,000 were to be made annually beginning at the end of 2014 with the final principal due in January 2018.

In September 2012, the Company entered into loan agreements with three executive officers in the amount of $150,000, $1,086,000 and $218,000 for the exercise of stock options totaling 597,195. The terms of the notes included an annual rate of 0.88% with annual compounding based on a 360 day year, and annual interest only payments beginning in 2013. The notes were due in full on the fifth anniversary of their issuance. The notes were collateralized by the underlying stock and were 50% nonrecourse. For accounting purposes, the notes were considered fully non-recourse with the stock options treated as outstanding, therefore, the notes and related stock were not reflected in the accompanying consolidated financial statements. At December 31, 2014 and 2013, the consolidated balance sheets reflect $0 and $4,000 in accrued interest receivable within other assets for all three notes.

In February and March 2014, all of the above loans to executive officers were satisfied and extinguished. The April 2010 and September 2012 notes along with accrued interest were repaid in cash resulting in aggregate proceeds of $1,497,435 inclusive of accrued interest of $6,238. The January 2011 note was extinguished with the surrender of the underlying collateral shares to satisfy the loan. The difference between the carrying amount of the loan and the value of the collateral shares was recorded as a loss on extinguishment of the note and the underlying shares were kept in treasury until retired to authorized, unissued by resolution of the board of directors in April 2014.

8. Distribution Agreement

On January 1, 2014, the Company entered into a distribution agreement (the “Distribution Agreement”) with Century Medical, Inc. (“Century”) with respect to the anticipated distribution of the Company’s Ovation medical devices in Japan. Under the terms of a secured note purchase agreement, Century agreed to loan the Company an aggregate of up to $6.0 million, with principal due in January 2019, under the agreement, subject to certain conditions. Under this facility, the Company received $4.0 million on January 10, 2014 and received the remaining $2.0 million on March 18, 2014 as the Company had achieved trailing 12-month revenues of $20 million and no material adverse event had occurred. The notes bear 5% annual interest which is payable quarterly in arrears through January 9, 2019, the maturity date when the entire principal balance becomes due. In return for the loan commitment, the Company granted Century distribution rights to the Company’s planned Ovation product line in Japan, and a right of first negotiation for distribution rights in Japan to future products. Century will be responsible for securing regulatory approval from the Ministry of Health in Japan for the Ovation product lines.

Proceeds from the note and granting the distribution rights were allocated to the note based on its aggregate fair value of $3.0 million at the dates of receipt. This fair value was determined by discounting cash flows using a discount rate of 15%, which the Company estimated as market rate of borrowing that could be obtained by companies with credit risk similar to the Company’s. The remainder of the proceeds of $3.0 million was recognized as debt issuance discount and allocated to the value of the distribution rights granted to Century under the Distribution Agreement. It is included in deferred revenue in other long term liabilities on the consolidated balance sheets. The deferred revenue will be recognized on a straight-line basis over the term of the Distribution Agreement, beginning upon the first sale by Century of the Ovation products in Japan.

9. Commitments and Contingencies

Operating Leases

The Company leased its corporate facility under a non-cancelable operating sublease from Boston Scientific Corporation, which expired in March 2013. In December 2011, the Company amended its facility lease extending the term of the lease through March 2018. Pursuant to the amendment, effective March 1, 2013, Boston Scientific Corporation assigned its lease on the facility directly to the Company. The Company also has small office leases in its subsidiary locations. Facility lease expense was $1,140,000, $1,100,000 and $1,006,000 for the years ended December 31, 2014, 2013 and 2012, respectively. The Company recognizes lease expense on a straight-line basis over the life of the lease. In addition to the lease obligation, the Company pays for common area maintenance and insurance for the facility. The Company also has various office equipment leases for copiers and postage machines.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2014 are as follows (in thousands):

Years Ending	Facility Lease	Other Operating Leases	Total
2015	$1,107	$80	$1,187
2016	1,133	66	1,199
2017	1,160	40	1,200
2018	194	5	199
2019 and beyond	—	—	—

Total minimum lease payments	$3,594	$191	$3,785

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There were no contingent liabilities requiring accrual at December 31, 2014 or 2013.

Employment Agreements

The Company enters into employment agreements with its executive officers. The contracts do not have a fixed term and are constructed on an at-will basis. Some of these contracts provide executives with the right to receive certain additional payments and benefits after a change in control, as defined in such agreements.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

10. Notes Payable

Century Medical, Inc. Subordinated Loan

In connection with the Distribution Agreement with Century (see Note 8), the Company entered into a secured note purchase agreement and a related security agreement, pursuant to which Century agreed to loan to the Company up to an aggregate of $6.0 million, which was received in the quarter ended March 31, 2014. These notes bear 5% annual interest which is payable quarterly in arrears on the last business day of March, June, September and December of each year through January 9, 2019, the maturity date when the total $6.0 million of principal becomes due. The debt issuance discount of approximately $3.0 million is reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the note using the effective interest method. The loan contains various affirmative and negative covenants and customary events of default, including if a material adverse change occurs with respect to the Company’s business, operations or financial condition, and is subordinated to the Company’s term loan with Capital Royalty.

The Company made interest payments of approximately $274,000 in the year ended December 31, 2014. As of December 31, 2014, the Company was in compliance with all its covenants.

On November 4, 2014, the Company entered into a First Amendment to Loan Agreement with Century primarily to conform certain terms of the existing term loan agreement between the Company and Century to those of the Amended and Restated Term Loan Agreement with Capital Royalty.

Capital Royalty Term Loan

In October 2012 the Company executed a Term Loan Agreement with Capital Royalty Partners II L.P. and its affiliate Parallel Investment Opportunities Partners II L.P. (collectively “Capital Royalty”) for up to a $50 million term loan to be used to pay off the Company’s existing Senior Notes (defined below) and to fund operations. The loan could be drawn in two tranches. The first tranche in the amount of $40 million was drawn in October 2012. The second tranche in the amount of $10 million could be drawn prior to April 30, 2014 subject to the Company’s achievement of $20.0 million in annualized U.S. revenue measured on a consecutive three month period before April 30, 2014. The loan bore interest at a rate of 14.0%, based upon a year of 360 days and actual days elapsed. Prior to September 30, 2017, the Company could, at its election, pay the interest as follows: 11.5% per annum paid in cash and 2.5% per annum paid in-kind in the form of additional term loans, or PIK Loans. Payments under the loan were made on a quarterly basis with payment dates fixed at the end of each calendar quarter (“Payment Dates”). Beginning December 31, 2012, the Company elected the paid-in-kind interest option, issuing PIK loans totaling $1,157,000, $1,028,000 and $175,000 in the years ending December 31, 2014, 2013 and 2012, respectively. The notes were interest-only through the 14th Payment Date (March 31, 2016) following funding if the second tranche was not drawn. Following the interest-only period principal payments were to be made in equal installments at the end of the six subsequent calendar quarters if the second tranche was not drawn. The notes matured on the 20th Payment Date (September 30, 2017). In connection with the loan, the Company paid a loan origination fee of 1% and issued warrants to purchase 167,611 shares of Common Stock at $0.41 per share, as described further in Note 12. The initial fair value of the warrant was $496,000 and resulted in a discount to the notes payable, which is being accreted to interest income and other income (expense), net in the statements of comprehensive loss over the life of the loan.

On November 4, 2014, the Company entered into the Amended and Restated Term Loan Agreement with Capital Royalty amending the original term loan. In connection with this amendment, the Company increased borrowings under the facility by drawing down $10 million upon closing of the transaction on November 21, 2014. Additionally, subject to the achievement of certain revenue milestones, the Company has an option to access up to an additional $15 million on or before December 31, 2015.

The Amended and Restated Term Loan Agreement primarily amended the terms of the original term loan agreement to increase the borrowing amount, reduce the applicable interest rate from 14.0% to 12.5%, extend the interest only payment period through September 30, 2018 and extend the final maturity date to June 30, 2020. Interest is payable, at the Company’s option, (i) in cash at a rate of 12.5% per annum or (ii) 9.0% of the 12.5% per annum in cash and 3.5% of the 12.5% per annum being added to the principal of the loan and subject to accruing interest. Interest-only payments are due quarterly on March 31, June 30, September 30 and December 31 of each year of the interest-only payment period. Thereafter, in addition to interest accrued during the period, the quarterly payments shall include an amount equal to the outstanding principal at September 30, 2018 divided by the remaining number of quarters prior to the end of the term of the loan which is June 30, 2020. The Amended and Restated Term Loan Agreement provides for prepayment fees of 4% of the outstanding balance of the loan if the loan is repaid prior to September 30, 2015. The prepayment fee is reduced by 1% per year for each subsequent year.

Certain affirmative and negative covenants were also amended to provide the Company with additional flexibility. The principal financial covenants require that the Company attain minimum annual revenues of $30.0 million in 2015, $45.0 million in 2016, $60.0 million in 2017, $75.0 million in 2018 and $90.0 million thereafter. The loan and security agreement provides that an event of default will occur if, among other triggers, (1) the Company defaults in the payment of any amount payable under the agreement when due, (2) there occurs any circumstance or circumstances that could reasonably be expected to result in a material adverse effect on the Company’s business, operations or condition, or on the Company’s ability to perform its obligations under the agreement, (3) the Company becomes insolvent, (4) the Company undergoes a change in control or (5) the Company breaches any negative covenants or certain affirmative covenants in the agreement or, subject to a cure period, otherwise neglects to perform or observe any material item in the agreement. The repayment of the term loan may be accelerated, at the option of Capital Royalty, following the occurrence of an event of default, which would require the Company to pay to Capital Royalty an amount equal to the sum of: (i) all outstanding principal plus accrued interest, (ii) the final payment, plus (iii) all other sums, that shall have become due and payable but have not been paid, including interest at the default rate with respect to any past due amounts plus the Prepayment Premium.

The term loan, as amended, continues to be collateralized by a first priority security interest on all of the Company’s assets excluding property not assignable without consent by a third party, trademarks that would be invalid by reason of including it in the collateral and 35% of the ownership interest in a foreign subsidiary.

As of December 31, 2014, the Company was in compliance with all of the covenants.

Bridge Notes

In February 2012, the Company issued convertible bridge notes to certain of its convertible preferred stock holders providing the Company with net proceeds of $7.2 million. The holders of the bridge notes were entitled to receive convertible preferred stock warrants, initially exercisable for the Company’s Series C convertible preferred stock, equal to 25% of the principal amount of the notes. Upon closing of a Qualified Financing, defined as a financing of not less than $25 million, the notes and accrued interest automatically converted into shares of the equity issued in the Qualified Financing at the purchase price paid by investors for the equity securities of such round. Following a Qualified Financing, the bridge note warrants became exercisable for shares of the equity issued in that financing. On April 24, 2012, the Company amended the February bridge notes to provide additional proceeds of $4.0 million.

In June 2012, the Company entered into a Series D convertible preferred stock Purchase Agreement (“Series D Agreement”) upon closing the Series D financing, the bridge notes and accrued interest, in the amount of $167,000, were converted into shares of Series D convertible preferred stock and the note holders received warrants to purchase 7,161,829 shares of Series D convertible preferred stock at an exercise price of $0.3896 per share (the “Series D Warrants”).

The Company bifurcated the Series D convertible preferred stock warrants from the bridge notes. The Company recorded a $477,000 and $82,200 warrant liability on the dates of issuance and amendment of the bridge notes, respectively, with an offsetting discount on the bridge notes. The warrant liabilities were measured at fair value each reporting period and included in the other long-term liabilities line on the accompanying consolidated balance sheets prior to their conversion into common stock warrants upon the Company’s IPO in April 2014. Changes in fair value were ($598,000), ($129,000), and $777,000 during the years ended December 31, 2014, 2013 and 2012, respectively, and was recorded in interest income and other income (expense), net in the consolidated statement of comprehensive loss, until their conversion into common stock warrants upon the Company’s IPO in April 2014 of $610,000. The valuation of these warrants is discussed in Note 12.

Pinnacle Senior Notes

In May, 2011, the Company amended its Loan and Security Agreement (the “Senior Notes”) with Pinnacle Ventures, L.L.C. (“Pinnacle”), to increase the amount available from $15 million to $20 million to be used in conjunction with its existing cash to fund operations. The loan bore interest at the Prime Rate determined as of the date of the loan (advance) plus seven hundred seventy-five (775) basis points. In connection with this loan the Company issued warrants to purchase up to 409,090 shares of its Series C convertible preferred stock at an exercise price of $1.10 per share, subject to certain exercisability restrictions and warrants to purchase 35,780 shares of common stock exercisable at $12.58 per share.

The Company granted Pinnacle a conversion right to convert $5.0 million of the note into Series C convertible preferred stock at a price of $1.10 per share. On May 19, 2011, the Company drew the entire $20 million available under the credit facility. The Senior Notes were paid in full on October 30, 2012, before the end of the contractual term. In connection with the final payment, the Company recognized a loss on debt extinguishment of $3.1 million in the consolidated statements of comprehensive loss, which included all unamortized discounts and the previously unrecognized portion of the final payment fee.

The Company bifurcated the convertible preferred stock warrants and embedded derivatives related to make-whole provision from the Senior Notes as required by ASC 815 “Derivatives and Hedging.” The Company recorded the fair value of the Series C convertible preferred stock warrants of $258,000 and the fair value of the make-whole provision of $278,000 on the date of issuance of the Senior Notes as liabilities on the consolidated balance sheet with an offsetting discount of $536,000 to the Senior Notes. The derivative/warrant liabilities were measured at fair value each reporting period prior to their conversion into common stock warrants upon the Company’s IPO in April 2014. Changes in fair value were ($35,000), ($15,000) and $374,000 during the years ended December 31, 2014, 2013, and 2012, respectively, and was recorded in interest and was recorded in interest income and other income (expense), net in the consolidated statement of comprehensive loss, until their conversion into common stock warrants upon the Company’s IPO in April 2014 of $37,000. The change in the fair value of the Series C convertible preferred stock warrant liability and the make-whole provision derivative were recorded in interest income and other income (expense), net in the accompanying consolidated statements of comprehensive loss. The valuation of these warrants is discussed in Note 12.

The total discount on the Senior Notes was amortized over the life of the Senior Notes, using the effective interest method. Interest expense attributable to discount amortization totaled $151,000 in 2012. The Senior Notes also included a final payment fee equal to 5% of the amount drawn. The final payment fee was being accrued over the life of the loan using the effective interest method. Interest expense attributable to the accrual of the final payment fee totaled $281,000 in 2012.

Boston Scientific Corporation Note Payable

In conjunction with the acquisition of BSSR, the Company issued a promissory note in the amount of $3,487,000 to the prior owners of BSSR as part of the purchase consideration. The note bore an interest rate of 5.25% per annum and matured on March 28, 2018. The note (along with unpaid accrued interest) was repayable upon the earlier of (a) the date upon which initial public offering is consummated, or (b) the sale of the Company, including liquidation, dissolution or winding up. The Company had the right to prepay the unpaid principal at any time without any premium or prepayment penalty. As of December 31, 2013, the Company included $1,055,000 of accrued interest in the notes payable line on the accompanying balance sheet.

The Company repaid the note in full, including all accrued interest and the unamortized debt discount, subsequent to the closing of the IPO in April 2014. Warrants to purchase up to 223,487 shares of common stock expired unexercised upon the IPO in April 2014.

As of December 31, 2014, future minimum payments for the notes are as follows (in thousands):

	Term Loan	Subordinated Loan	Total
2015	$4,842	$300	$5,142
2016	5,016	300	5,316
2017	5,196	300	5,496
2018	13,923	300	14,223
2019 and beyond	55,503	6,008	61,511

Total minimum payments	84,480	7,208	91,688
Less: Amount representing interest	(32,119)	(1,208)	(33,327)

Present value of minimum payments	52,361	6,000	58,361
Less: Unamortized debt discount	(672)	(2,685)	(3,357)

Notes payable, net	51,689	3,315	55,004
Less: Notes payable, current portion	—	—	—

Non-current portion of notes payable	$51,689	$3,315	$55,004

11. Convertible Preferred Stock and Common Stock

In February 2014, the Company’s board of directors and stockholders approved an amendment to the amended and restated certificate of incorporation effecting a reverse stock split within a specified range with the final ratio to be determined by a committee of the board of directors. In March 2014, the committee of the board of directors approved a 1-for-40.57 reverse stock split of the Company’s issued and outstanding shares of common stock and the corresponding adjustments to the conversion ratio of the convertible preferred stock. The reverse split was implemented on April 1, 2014. The par value of the common and convertible preferred stock was not adjusted as a result of the reverse stock split. All issued and outstanding share and per share amounts included in the accompanying consolidated financial statements have been adjusted to reflect this reverse stock split for all periods presented.

Convertible Preferred Stock

The Company had authorized 401,334,139 shares of convertible preferred stock prior to the IPO, of which 393,432,624 shares were issued and outstanding as of December 31, 2013, designated in series, with the rights and preferences of each designated series to be determined by the Company’s Board of Directors.

A summary of the convertible preferred stock at December 31, 2013 is as follows (in thousands except share and per share data):

Series	Preferred Shares Authorized	Issuance Date	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Proceeds Net of Issuance Costs
A	64,883,990	March 2008	64,883,990	$1.00	$64,884	$64,885
B	30,505,087	November 2009	30,505,087	1.00	30,505	30,388
C	41,318,181	June 2010	40,909,091	1.10	45,000	44,849
D	161,626,881	June and October 2012	154,465,052	0.39	60,180	59,978
E	103,000,000	November 2013	102,669,404	0.39	40,000	39,890

Total	401,334,139		393,432,624		$240,569	$239,990

Voting Rights

The holders of preferred stock were entitled to vote on all matters on which the common stockholders were entitled to vote. Holders of preferred and common stock voted together as a single class. Each holder of preferred stock was entitled to the number of votes equal to the number of common stock shares into which the shared held by such holder are convertible. Preferred stock also has certain special protective voting rights.

Dividends

The holders of preferred stock were entitled to receive noncumulative dividends, out of any assets legally available, to the same extent and on the same basis and contemporaneously with, cash dividends as declared by the Board of Directors with respect to the common stock equal to amounts that would have been received by the holders of the same number of shares of common stock into which Series A, Series B, Series C, Series D and Series E preferred stock was convertible. No dividends had been declared prior to the IPO.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series D and Series E convertible preferred stock were entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of Series A, Series B and Series C convertible preferred stock and common stock an amount per share equal to $0.3896 for each share of Series D or Series E convertible preferred stock (as adjusted for stock splits, stock dividends, combinations or other recapitalizations), plus all declared and unpaid dividends, if any. After Series D and Series E convertible preferred stock received its consideration as described in the forgoing, Series A, Series B, and Series C convertible preferred stock was entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of common stock, an amount per share equal to $1.00 for each outstanding share of Series A and Series B convertible preferred stock, and $1.10 for Series C convertible preferred stock (as adjusted for stock splits, stock dividends, combinations or other recapitalizations), plus all declared but unpaid dividends, if any on such share of preferred stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock.

Convertible Preferred Stock Participation Rights

After payment of the full preferential amounts to the convertible preferred stockholders, the remaining assets of the Company available for distribution or the remaining consideration received in a liquidation transaction would have been distributed ratably among the holders of the convertible preferred and common stockholders in proportion to the number of shares held by them with the shares of convertible preferred stock being treated as if they had been converted to shares of common stock at the then applicable conversion rate. Notwithstanding the foregoing, the aggregate distributions made to the convertible preferred stockholders were not to exceed four times in the case of Series A convertible preferred stock and three times in the case of Series B, Series C, Series D and Series E convertible preferred stock their respective liquidation preferences, plus any declared but unpaid dividends.

Conversion

The shares of Series A, Series B, Series C, Series D and Series E preferred stock were convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments, such as in the event of a private placement at an offering price below the price of our Series E convertible preferred stock offering. The Series D convertible preferred stock was issued at a price per share lower than the issuance price per share of the Series A, Series B and Series C convertible preferred stock, triggering the anti-dilution adjustment of the conversion ratios into common stock of Series A, Series B and Series C convertible preferred stock. The issuance price triggering the anti-dilution adjustments was reset to the Series D issuance price at the time of the Series D financing and to the Series E issuance price at the time of the Series E financing.

The conversion ratios as of December 31, 2013 were as follows:

Series A and B convertible preferred stock	1 to 26.00
Series C convertible preferred stock	1 to 25.64
Series D convertible preferred stock	1 to 40.57
Series E convertible preferred stock	1 to 40.57

Balance Sheet Presentation

Prior to the conversion in the IPO in April 2014, the holders of the outstanding shares of convertible preferred stock had liquidation preference rights with respect to distributions of assets in the event of a sale of all or substantially all of the Company’s assets, the merger or consolidation of the Company, or upon the sale of more than 50% of the voting power of the Company. The holders of these preferred shares had voting rights to effect a change in control that would trigger such distribution preferences. Accordingly, all shares of convertible preferred stock were presented outside of permanent equity on the accompanying consolidated balance sheets for all periods presented until their conversion in the IPO in April 2014.

Preferred Stock

The Company’s Certificate of Incorporation, as amended in connection with the IPO, authorizes the Company to issue up to 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to designate the rights, preferences and privileges of any such preferred stock in one or more series. As of December 31, 2014, no shares of preferred stock were issued or outstanding.

Common Stock

On April 22, 2014, the Company completed its IPO of 7,475,000 shares of common stock, which included the exercise in full by the underwriters in the offering of their option to purchase 975,000 additional shares of common stock, at an offering price of $12.00 per share. The Company received net proceeds of approximately $81.1 million, after deducting underwriting discounts and commissions and offering expenses. In connection with the IPO, the Company’s outstanding shares of convertible preferred stock were automatically converted into 11,601,860 shares of common stock and warrants exercisable for convertible preferred stock were automatically converted into warrants exercisable for 192,472 shares of common stock, resulting in the reclassification of the related redeemable convertible preferred stock warrant liability of $0.6 million to additional paid-in capital.

The Company’s Certificate of Incorporation, as amended in connection with the IPO, authorizes the Company to issue up to 100,000,000 shares of $0.01 par value common stock. Prior to this, the Certificate of Incorporation authorized the Company to issue up to 623,000,000 shares of $0.01 par value common stock. The holders of common stock are entitled to dividends when and if declared by the board of directors. There have been no dividends declared to date. The holder of each common share is entitled to one vote.

As of December 31, 2014, the Company has reserved sufficient shares of common stock for exercise of the warrants, stock options and other equity incentive awards, and issuance of shares under the ESPP.

12. Warrants

Common Stock Warrants

In connection with the acquisition of BSSR in March 2008, the Company issued a warrant to Boston Scientific Scimed to purchase up to 223,487 shares of common stock at $20.29 per share which, pursuant to the terms of the warrant, was subsequently adjusted to $12.98 per share. The fair value of $1,411,000 was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.69%, expected life of 20 years, dividend yield of 0% and expected volatility of 57%. This warrant expired unexercised upon the Company’s IPO in April 2014.

In connection with the Senior Notes, the Company issued warrants to purchase 35,780 shares of common stock at $12.58 per share. The fair value of $325,000 was determined using the Black-Scholes option pricing model with the following assumptions: fair value of underlying securities of $12.58, risk-free interest rate of 2.97%, expected life of 10 years, dividend yield of 0% and expected volatility of 62%. These warrants expire on June 30, 2020. The warrants remain outstanding as of December 31, 2014.

In connection with the Company drawing the first tranche term loan with Capital Royalty, the Company issued warrants to purchase 167,611 shares of common stock at $0.41 per share. The fair value of $496,000 was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.97%, expected life of 10 years, dividend yield of 0% and expected volatility of 49.7%. The warrants expire on October 29, 2022 and remain outstanding as of December 31, 2014.

Convertible Preferred Stock Warrants

In connection with the Senior Notes, the Company issued warrants to purchase up to 409,090 shares of Series C convertible preferred stock at an exercise price of $1.10 per share. Upon the IPO, these warrants converted into warrants to purchase up to 15,952 shares of common stock at an exercise price of $28.21 per share. The warrants’ fair value of $257,000 was determined using the residual approach model with the following assumptions: fair value of underlying securities of $0.92, risk-free interest rate of 3.17%, expected life of 10 years, dividend yield of 0% and expected volatility of 62%. These warrants expire on June 30, 2020. The fair value of the warrants was remeasured at various dates until their conversion into warrants to purchase common stock upon the Company’s IPO using updated assumptions for the fair value of the underlying securities, the risk-free interest rate, expected life, dividend yield and expected volatility. The warrants to purchase common stock remain outstanding as of December 31, 2014.

In connection with the conversion of the bridge notes, the Company issued warrants to purchase up to 7,161,829 shares of Series D convertible preferred stock at an exercise price of $0.3896 per share. Upon the IPO, these warrants converted into warrants to purchase up to 176,520 shares of common stock at an exercise price of $15.81 per share. These warrants expire on February 2, 2019. The warrants’ initial fair value of $477,000 and $82,000 was determined using the residual approach model. The fair value of the warrants was remeasured at various dates until their conversion into warrants to purchase common stock upon the Company’s IPO using the Black-Scholes option pricing model with updated assumptions for the fair value of underlying securities, the risk-free interest rate, expected life, dividend yield and expected volatility. The warrants to purchase common stock remain outstanding as of December 31, 2014.

The Company determined the fair value of the warrants as of December 31, 2013 using the Black-Scholes option pricing model with the following assumptions:

2013
Expected term (years)	5.5 - 6.9
Expected volatility	42.00%
Risk-free interest rate	1.91%
Dividend yield	0%

13. Equity Incentive Plans

In April 2014, the Company adopted the 2014 Employee Stock Purchase Plan (the “ESPP”). A total of 500,000 shares of common stock were initially reserved for issuance under the ESPP, subject to certain annual adjustments. The initial offering under the ESPP commenced on the IPO date and has a duration of approximately 24 months, consisting of four approximately six-month purchase periods. The first purchase period ended on October 31, 2014 when 82,226 shares were purchased at a specified discount. The Company recorded amounts that had been withheld from employees for the second purchase period of $220,000 in accrued liabilities and other at December 31, 2014.

Eligible employee may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the ESPP. The purchase price of common stock under the ESPP will be the lesser of: (a) 85% of the fair market value of a share of the Company’s common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company’s common stock on the date of purchase.

In April 2014, the Company adopted the 2014 Equity Incentive Plan (the “2014 Plan”). A total of 2,750,000 shares of common stock were initially reserved for issuance under the 2014 Plan, subject to certain annual adjustments. The 2014 Plan provides for the granting of stock options, RSUs and other equity awards to employees, directors and consultants of the Company. Options granted under the 2014 Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees while NSOs may be granted to all eligible recipients. At December 31, 2014, there were 738,810 shares of common stock subject to outstanding options under the 2014 Plan.

In April 2008, the Company adopted the 2008 Equity Incentive Plan (the “2008 Plan”). The 2008 Plan provided for the granting of stock options to employees, directors and consultants of the Company. In connection with the IPO, the 2008 Plan terminated in April 2014, and no further grants may be made from the 2008 Plan, while previously granted options continue in accordance with their respective terms. Any cancelled options from the 2008 Plan are released from the reserves. As of December 31, 2014, there were 1,394,127 shares of common stock subject to remaining outstanding options under the 2008 Plan.

Options under the 2014 and 2008 Plans have terms of up to ten years. The exercise price of an ISO may not be less than 100% of the fair market value of the shares on the date of grant; the exercise price for an NSO may not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of an ISO or an NSO granted to a more than 10% shareholder may not be less than 110% of the fair market value of the shares on the date of grant. Options become exercisable as determined by the compensation committee of the board of directors.

In August 2012, the Company’s unvested outstanding options totaling 294,719 shares were repriced to $2.43 per share. The remaining contractual provisions including the term and vesting schedule of the repriced options remained unchanged. The incremental cost of the repriced options was $259,000, with $156,000 and $103,000 being recognized as expense in 2013 and 2012, respectively in the accompanying consolidated statements of comprehensive loss.

Options granted under the 2008 Plan and 2014 Plan include provisions permitting exercise of the option prior to full vesting. Any unvested (but issued) common shares so purchased are subject to repurchase by the Company at the original exercise price of the option upon termination of service. The proceeds initially are recorded as a refundable deposit within accrued liabilities and other and are reclassified into stockholder’s deficit on a ratable basis as the awards vest. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. During 2012 and 2013, except for the option exercises in connection with stock loans as described in Note 7, no shares were early exercised. As of December 31, 2014, 2013 and 2012, early exercised unvested shares were 214,605, 0 and 497, respectively. As discussed in Note 7, Related Party Transactions, all of the Company’s early exercised stock options totaling 646,837 are included in the following tables.

Activity under the 2008 and 2014 Plans is set forth in the following table:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balances at January 1, 2013	234,488	1,384,102	$4.28
Additional shares authorized	570,372	—	—
Options granted	(763,907)	763,907	7.42
Options exercised	—	(7,574)	7.77
Options cancelled	27,260	(27,260)	6.59

Balances at December 31, 2013	68,213	2,113,175	$5.37

Additional shares authorized	2,750,000	—	—
2008 Plan shares removed from pool	(77,428)	—	—
Shares reserved for RSU grants	(6,500)	—	—
Options granted	(839,612)	839,612	12.20
Options exercised	—	(643,130)	2.47
Options cancelled	110,017	(176,720)	10.30

Balances at December 31, 2014	2,004,690	2,132,937	$8.52

The aggregate intrinsic value of options exercised under the 2008 and 2014 Plans was $6,843,000, ($13,000) and ($23,000) for the years ended December 31, 2014, 2013 and 2012, respectively, determined as of the date of option exercise. The 2008 and 2014 Plans provide for early exercise, depending on permissions granted by the board of directors at the time of grant, therefore all the Company’s outstanding stock options are exercisable subject to certain limitations as described in the Plan.

The following table summarizes information about stock options outstanding under the 2008 and 2014 Plans at December 31, 2014:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 2.43-$ 3.25	611,137	7.39	387,283	$2.59	$3,867,000
$ 5.68	18,572	8.79	563	$5.68	4,000
$ 8.52-$12.00	1,285,994	8.77	236,361	$8.78	896,000
$12.58-$14.52	217,234	7.45	139,872	$13.34	—

Total	2,132,937	8.24	764,079	$6.47	$4,767,000

The following table summarizes information about stock options outstanding under the 2008 Plan at December 31, 2013:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 2.43-$ 3.25	1,283,898	8.48	458,008	$2.49	$3,875,000
$ 5.68	23,234	9.80	—	$5.73	—
$ 8.52-$ 8.93	640,152	9.20	115,697	$8.61	241,000
$12.58-$14.20	165,891	7.18	155,430	$13.63	—

Total	2,113,175	8.61	729,135	$5.84	$4,116,000

There were 6,500 RSU awards granted in 2014 at a grant date fair value of $13.41 per share. None were vested at December 31, 2014.

Stock-Based Compensation

During the year ended December 31, 2014, the Company granted stock options and RSUs to employees to purchase 846,112 shares of common stock under the 2008 and 2014 Plans with a weighted-average grant date fair value of $6.47 per share. As of December 31, 2014, there was total unrecognized compensation costs of $5.5 million. These costs are expected to be recognized over a weighted average period of approximately 3.0 years.

The following table sets forth stock-based compensation expense related to all stock-based arrangements for the periods presented (in thousands):

	Years ended December 31,
	2014	2013	2012
Cost of goods sold	$230	$64	$44
Research and development	349	215	160
Sales, general and administrative	2,041	1,012	852

Total	$2,620	$1,291	$1,056

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The weighted-average grant-date fair value of options granted in 2014, 2013 and 2012 was $6.42 $3.95 and $1.22, respectively. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of RSU awards is determined based on the closing market price on the grant date of the award. The outstanding options generally vest 25% on the first anniversary of the original grant date, with the balance vesting monthly over the remaining three years. The outstanding options granted to the U.S. sales force generally vest 33% on the second anniversary of the original vesting start date, 33% on the third anniversary and the balance on the fourth anniversary.

The assumptions used in the Black–Scholes option pricing model are as follows:

	Stock Options			ESPP
	Years ended December 31,			Year Ended December 31,
	2014	2013	2012	2014
Expected term (years)	5.3	5.4	5.3	1.3
Expected volatility	59.71%	59.95%	61.51%	59.54%
Risk-free interest rate	1.62%	1.24%	0.70%	0.20%
Dividend yield	0%	0%	0%	0%

Expected Term. The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company estimated the expected term based on the average expected term used by a peer group of publicly traded medical device companies.

Expected Volatility. Since there has been no public market for the Company’s common stock prior to its IPO and lack of company-specific historical volatility, the Company has determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly traded medical device companies and, since the IPO, the Company’s actual experience. In evaluating similarity, the Company considers factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Dividend Rate. The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Expected Forfeiture Rate. The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised. Based on an analysis of the Company’s historical data, the Company applied average forfeiture rates of 5.8% for the year ended December 31, 2014.

Fair Value of Common Stock. The fair value of the shares of common stock underlying the stock options had historically been determined by the board of directors prior to the Company’s IPO by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. Since the IPO in April 2014, the Company determines the fair value of the shares of common stock for any equity incentive plans based on the closing price that the stock is trading at on the public market on the date of grant.

Restricted Stock Units

Following its IPO, the Company plans to begin granting other equity incentive awards, such as RSUs, to its employees and service providers. RSUs are awards that cover a number of shares of our common stock that may be settled upon vesting by the issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions, and may contain settlement deferral features. The Company expects that RSUs it will utilize for its executives and employees, generally, will vest as to 25% on a specified date within the calendar quarter nearest to the first anniversary of the vesting commencement date and as to additional 25% on the second, third and fourth such anniversaries. The Company expects that RSUs it will utilize for its U.S. sales force, generally, will vest as to 50% on a specified date within the calendar quarter nearest to the second anniversary of the vesting commencement date, as to 25% on the third such anniversary and as to the remaining 25% on the fourth such anniversary. As of December 31, 2014 the Company had awarded 6,500 RSUs to a member of the U.S. sales force.

14. Income Taxes

Significant components of the Company’s net deferred income tax assets at December 31, 2014 and 2013 are shown below. A valuation allowance has been recorded to offset the net deferred tax asset as of December 31, 2014 and 2013, as the realization of such assets does not meet the more-likely-than-not threshold. The following table shows our net deferred taxes as of December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013
Net operating loss carryforwards	$99,627	$79,966
Research and development credits	3,585	2,933
Depreciation and amortization	1,792	1,795
Accruals and reserves	2,753	1,693

Total	107,757	86,387
Valuation allowance	(107,757)	(86,387)

Net deferred tax asset	$—	$—

The components of the provision for income taxes for the years ended December 31, 2014, 2013 and 2012 are as follows (in thousands):

	Years ended December 31,
	2014	2013	2012
Current:
U.S.	$—	$—	$—
State	8	14	3
Foreign	304	185	172

Subtotal	312	199	175
Deferred:
U.S.	—	—	—
State	—	—	—
Foreign	—	—	—

Subtotal	—	—	—

Total provision for income taxes	$312	$199	$175

Due to uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, has not recognized any benefits from the net operating losses and other deferred tax assets. The valuation allowance increased $21.4 million during both of the years ended December 31, 2014 and 2013, respectively.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, the Company believes it is not yet more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets for each of the years presented.

The reconciliation between the statutory federal income tax and the Company’s effective tax rate as a percentage of loss before income taxes is as follows:

	Years ended December 31,
	2014	2013	2012
Statutory tax rate	34.0%	34.0%	34.0%
State tax rate, net of federal benefit	—	—	—
Incentive stock option stock compensation	(0.8%)	(1.0%)	0.5%
Adjustments to fair value for the warrants	0.4%	0.1%	(0.9%)
Federal R&D credit	0.9%	0.9%	—
Other	(0.8%)	0.1%	(0.4%)
Change in valuation allowance	(34.2%)	(34.5%)	(33.6%)

Effective tax rate	(0.5%)	(0.4%)	(0.4%)

As of December 31, 2014, the Company had net operating loss carry-forwards of approximately $263.4 million and $179.5 million available to reduce future taxable income, if any, for Federal and state income tax purposes, respectively. The net operating loss carry forwards begin to expire in 2028.

The Company has not provided for deferred U.S. income taxes on undistributed earnings of our foreign subsidiaries that the Company intends to reinvest indefinitely outside the United States. Should the Company distribute or be treated under certain U.S. tax rules as having distributed earnings of foreign subsidiaries in the form of dividends or otherwise, the Company may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable at this time to estimate the amount of unrecognized deferred U.S. taxes on these earnings.

At December 31, 2014, the Company also had Federal and California research and development credit carry-forwards of approximately $2.6 million and $2.9 million, respectively. The Federal credit carry-forward will begin to expire in 2028 if not utilized. The California credits have no expiration date.

Utilization of the net operating loss carryforward may be subject to a substantial annual limitation due to ownership percentage change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating loss and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions, which, on its own or combined with the purchasing stockholders’ subsequent disposition of those shares, have resulted in such an ownership change, and could result in an ownership change in the future.

As of December 31, 2014 and 2013, the unrecognized tax benefit was $1.9 million and $1.6 million, respectively, all of which would result in corresponding adjustments to valuation allowance. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	Years ended December 31,
	2014	2013
Balance at the beginning of the year	$1,579	$1,145
Additions related to current year tax positions	351	434

Balance at the end of the year	$1,930	$1,579

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2014, there were no significant accrued interest and penalties related to uncertain tax positions.

The Company’s primary tax jurisdiction is the United States. The Company’s tax years 2008 through 2013 remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any operating loss or R&D credits carry-forwards. In addition, federal and state taxing authorities may challenge the carryover of prior year tax attributes when they are used to offset taxable income in future years.

15. Employee Benefits

The Company has a defined contribution 401(k) plan for employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the calendar month following their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. The Company does not provide a matching contribution.

16. Selected Quarterly Financial Data (Unaudited)

Quarterly financial information for fiscal year 2014 and 2013 are presented in the following table (in thousands, except per share data):

	For the Quarter Ended
	March 31	June 30	September 30	December 31
2014:
Revenue	$7,034	$7,798	$7,878	$9,088
Gross profit	3,369	4,335	4,506	5,768
Operating expenses	15,998	17,074	16,613	18,294
Operating loss	(12,629)	(12,739)	(12,107)	(12,526)
Net loss	(14,423)	(14,572)	(13,887)	(14,491)
Basic and diluted net loss per share	$(21.77)	$(0.87)	$(0.69)	$(0.72)
2013:
Revenue	$2,942	$4,826	$5,505	$6,235
Gross profit	954	1,668	1,915	3,263
Operating expenses	10,674	12,840	13,136	15,045
Operating loss	(9,720)	(11,172)	(11,221)	(11,782)
Net loss	(11,283)	(12,833)	(12,703)	(13,489)
Basic and diluted net loss per share	$(19.65)	$(22.33)	$(22.07)	$(23.36)

(1)	Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per share calculation.